Exhibit 12.1

INVITAE CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the years ended December 31,
	2013	2014	2015	2016	2017
Earnings (deficiency):
Net loss before provision for income taxes	$(24,838)	$(47,492)	$(89,782)	$(100,256)	$(125,236)
Fixed charges, as calculated below	265	330	779	2,512	6,256
Earnings (deficiency)	$(24,573)	$(47,162)	$(89,003)	$(97,744)	$(118,980)
Fixed Charges
Interest expense	59	61	207	412	3,163
Amortization of debt issuance cost	—	—	4	9	491
Estimated interest portion of rental expense	206	269	568	2,091	2,602
Total fixed charges	$265	$330	$779	$2,512	$6,256
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)

Our earnings were inadequate to cover fixed charges for the year ended December 31, 2013, 2014, 2015, 2016 and 2017 by $24.8 million, $47.5 million, $89.8 million, $100.3 million and $125.2 million, respectively.